UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, August 11th, 2011

Results for the six-month period ended on June 30th, 2011

Pampa Energía S.A. (“Pampa” or the “Company”), announces the results for the six-month period ended on June 30th, 2011.

Stock Information

Buenos Aires Stock Exchange
Ticker: PAMP

New York Stock Exchange
Ticker: PAM

1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
CEO

Mariano Batistella
Special Projects Manager
and Investor Relations Officer

Tel +54-11-4809-9500
investor@pampaenergia.com
www.pampaenergia.com/ri

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the six-month period ended on June 30th, 2011:

Consolidated net sales of AR$3,264.5 million, 43.6% greater than the AR$2,273.7 million for the same period of 2010, mainly due to increases of 41.0% (AR$431.2 million) in generation, 12.9% (AR$17.3 million) in transmission, 48.6% (AR$529.7 million) in distribution and AR$13.5 million in holding and others.

Adjusted Consolidated EBITDA[1] of AR$530.8 million, 4.2% higher than in the same period of 2010, mainly due to increases of 4.7% (AR$2.7 million) in transmission, and of 6.8% (AR$21.6 million) in distribution, and to minor losses in holding and others (AR$2.9 million), which were partially offset by a 3.9% (AR$5.7 million) reduction in generation.

Consolidated net loss of AR$80.9 million, compared to a net loss of AR$82.0 for the same period of 2010.

1 Adjusted Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest, including PUREE proceeds and other collections. For more information, please refer to section 5 of this Earnings Release.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	1
Argentina

Main Results for the Second Quarter of 20111:

Consolidated net sales of AR$1,689.0 million for the second quarter of 2011, 36.9% higher than the AR$1,233.5 million for the same period of 2010, mainly due to an increase in net sales of 6.1% (AR$39.8 million) in the generation segment, of 15.5% (AR$10.0 million) in the transmission segment, of 76.2% (AR$394.3 million) in the distribution segment, and of AR$10.7 million in the holding and others segment.

Adjusted Consolidated EBITDA of AR$223.4 million, 14.9% lower than the AR$262.4 million from the same period of 2010, mainly due to a reduction of 43.9% (AR$33.7 million) in generation and of 6.5% (AR$10.9 million) in distribution, partially offset by a 5.1% (AR$1.3 million) increase in transmission and minor losses of AR$4.4 million in holding and others.

Consolidated Net Loss of AR$95.9 million in the second quarter of 2011, compared to a consolidated net loss of AR$87.2 million for the same period of 2010.

1 The financial information presented in this document for the quarters ended on June 30, 2011 and of 2010 are based on unaudited financial statements prepared according to the accounting standards in force in Argentina corresponding to the six-month periods ended on June 30, 2011 and of 2010, and the three-month periods ended on March 31, 2011 and of 2010.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	2
Argentina

1. Relevant Events

1.1 | TGS: Fourth Amendment to the Restructuring Agreement with Petrobras

     On May 17, 2011, the Parties to the Restructuring Agreement, Compañía de Inversiones de Energía S.A. (“CIESA”), Petrobras Argentina S.A. (“PESA”), ABN AMRO Bank N.V. (“ABN”), Enron Pipeline Company Argentina S.A. (“EPCA”), and Inversiones Argentina I (“IAI”), a fully owned subsidiary of Pampa Energía S.A. (“Pampa”), signed the fourth amendment to the Restructuring Agreement, detailing AEI’s replacement for Pampa and the terms and conditions for the completion of the restructuring process and the mentioned debt exchange through the transfer of CIESA’s stocks to Pampa and/or to its subsidiaries, as appropriate. This would result in a new shareholders’ structure for CIESA with Petrobras owning 50% of CIESA and Pampa and/or its subsidiaries the remaining 50%, including the participation through EPCA.

     The Restructuring Agreement was filed before the Argentine Gas Regulator (“ENARGAS”) and the Argentine Anti-Trust Authorities (“CNDC”) on May 19, 2011, being its approval still pending.

1.2 | Tariff Increases for EDESA, EDESAL and EDEN

     During June 2011, we have received the following tariff increases for our distribution subsidiaries, applied in all cases since June 1, 2011.

  Empresa Distribuidora de Electricidad de Salta (“EDESA”): On June 15, 2011 through resolution N° 533/11, EDESA was granted a 19.1% tariff increase, which represents a 34.4% increase in the Distribution Value Added (“DVA”).

  Empresa Distribuidora de Electricidad de San Luis (“EDESAL”): On June 15, 2011 through resolution N° 597-MOPeI-2011, EDESAL was granted a 9% tariff increase, which represents a 16.1% increase in the DVA.

  Empresa Distribuidora de Electricidad del Norte (“EDEN”): On June 8, 2011 through resolution N° 415/11 EDEN was granted with a 9% tariff increase, representing a 15.0% increase in the DVA.

1.3 | Purchase of Emdersa’s Shares

     On June 24, 2011 through different market operations, Edenor acquired 2,951,000 of Emdersa ordinary shares, for the price of US$0.42 per share, which represents 1.25% of Emdersa’s share capital and voting rights. As a consequence, Edenor increased its shareholder participation in Emdersa to 78.44%.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	3
Argentina

1.4 | Commissioning and Signing of the Res. 220/2007 Contract for Central Térmica Piquirenda (“CTP”)

     On April 1, 2011, within the framework of the “Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008-2011 Remuneration due to Generation”, the commissioning of CTP was included as part of the agreement signed between the Secretary of Energy (“SE”) on one side, and Central Piedra Buena S.A., Central Térmica Loma de la Lata S.A., Central Térmica Güemes S.A., Hidroeléctrica Diamante S.A. and Hidroeléctrica Los Nihuiles S.A. on the other side.

     Said agreement states the commissioning of CTP will be carried out in a first stage, followed by its capacity expansion by 15 MW in a second stage. The remuneration and fulfillment of both stages will be considered independently, in exchange for which the SE would instruct CAMMESA to sign a supply contract with CTP in the framework of Res. SE 220/2007.

     Within the framework of this agreement, CTP was finally commissioned on May 3, 2011. From the commissioning date to the end of the second quarter of 2011, the energy produced was sold to the spot market. After the closing of the second quarter, on July 15, 2011, CTP signed the Supply contract with the WEM within the Res. SE 220/2007 framework. The agreed prices for the first stage are US$18,000/MW per month as capacity payment and the maintenance and operation costs are US$10/MW per month, adding a variable price for cost of fuel.

     On July 14, 2011, through Note SE No. 4997, the SE granted authorization to CTP to use Gas Plus as generation fuel. Said fuel comes from the gas produced by Petrolera Pampa and Petrobras in the El Mangrullo area, and will be sold to CTP at the price of US$5.22 per million of BTU.

1.5 | Debt Operations from Our Subsidiaries

1.5.1 | Transener Refinancing

     On April 2011, Transener offered to buy back its Bonds Series I set to expire on 2016, as well as offering to exchange the aforementioned Bonds for new ones set to expire on 2021, with the aim of refinancing and extending the maturity of its financial liabilities.

     In total, US$100.5 million of face value of Bonds Series II will be issued, due on August 15, 2021, accruing a 9.75% annual fixed rate and bullet capital amortization. The price of subscription was 95.405%, which implies a 10.5% yield. From the total amount of issue, US$53.1 million which were issued on August 2, 2011, correspond to new investors fund colocations, and the remaining US$47.4 million, which are set to be issued on August 11, 2011, corresponds to Bonds Series I exchanged for the new Bonds Series II.

     The new Bonds Series II were granted authorization to quote in the Buenos Aires Stock Exchange and the Luxembourg Stock Exchange, in conformity with authorizations then granted by said entities, as well as it trading in the Open Electronic Market (known as Mercado Abierto Electrónico S.A.)

     At the closing of said offerings, Bonds Series I’s US$98.3 million of face value were restructured, of which US$50.9 million were exchanged for cash (including US$29.1 million repurchased, held in Transener and Transba’s portfolios) and US$47.4 million were exchanged for new Bonds Series II.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	4
Argentina

2. Financial Highlights

2.1 | Consolidated Balance Sheet (AR$mm)

	As of 06.30.11	As of 12.31.10		As of 06.30.11	As of 12.31.10
ASSETS			LIABILITIES
Cash and banks	243.0	208.7	Accounts payable	865.5	651.1
Short-term Investments	442.6	961.5	Financial debt	1,386.7	668.3
Trade receivables, net	1,116.9	793.4	Salaries and social security payable	279.2	237.1
Other receivables, net	300.3	328.0	Tax payable	230.5	171.3
Inventories	33.5	29.7	Other liabilities	163.0	53.4
Other assets	128.9	128.1	Provisions	81.2	58.0
Total current assets	2,265.3	2,449.4	Total current liabilities	3,006.1	1,839.2

Trade receivables	216.3	237.1	Accounts payable	83.2	78.1
Long-term Investments	656.3	0.5	Financial debt	2,525.1	1,994.6
Other receivables, net	401.6	240.9	Salaries and social security payable	88.0	70.7
Inventories	0.2	0.6	Taxes payable	668.2	575.6
Fixed assets, net	8,561.3	6,563.2	Other payables	1,153.1	985.1
Intangible assets, net	295.8	268.2	Provisions	14.6	11.3
Other assets	78.9	90.3	Total non-current liabilities	4,532.2	3,715.3

Sub-total non-current assets	10,210.4	7,400.8	Total liabilities	7,538.3	5,554.5

Goodwill, net	18.0	572.7	MINORITY INTEREST	1,750.8	1,587.5

Total non-current assets	10,228.4	7,973.5	SHAREHOLDERS EQUITY	3,204.6	3,281.0

			Total liabilities, minority interest and shareholders equity	12,493.7	10,422.9
Total assets	12,493.7	10,422.9

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	5
Argentina

2.2 | Consolidated Income Statements (AR$mm)

	1st Half		2nd Quarter

	2011	2010	2011	2010
Sales revenue	3,264.5	2,273.7	1,689.0	1,233.5
Cost of sales	(2,683.4)	(1,818.9)	(1,423.3)	(1,018.8)
Gross profit	581.0	454.9	265.7	214.7

Selling expenses	(179.4)	(100.9)	(116.7)	(50.6)
Administrative expenses	(252.4)	(163.7)	(142.1)	(83.7)
Goodwill amortization	(3.4)	(10.0)	0.2	(5.0)
Operating income	145.9	180.3	7.1	75.4

Share of profit from associates	(1.5)	-	(1.5)	-

Financial and holding results generated by assets:
Interest income	29.2	18.8	16.2	12.2
Taxes and commissions	(49.7)	(28.3)	(31.4)	(15.9)
Foreign currency exchange difference	23.6	19.9	5.9	2.7
Result of receivables measured at present value	0.7	10.0	0.6	1.9
Holding results of financial assets	(9.0)	(7.9)	9.8	6.9
Impairment of investments	-	(77.9)	-	(77.9)
Impairment of fixed assets and other assets	-	(0.4)	-	-
Other financial results	0.5	2.8	0.1	(1.6)
Sub-total	(4.7)	(63.0)	1.2	(71.7)

Financial and holding results generated by liabilities:
Interest expense	(203.0)	(87.1)	(111.7)	(45.7)
Foreign currency exchange difference	(87.1)	(47.9)	(45.0)	(4.2)
Financial debt repurchase results	(17.2)	11.9	0.0	0.8
Financial debt present value	(2.8)	(2.6)	-	-
Other financial results	(9.2)	(5.0)	(3.9)	(5.9)
Sub-total	(319.3)	(130.8)	(160.6)	(54.9)
Total financial and holding results, net	(324.0)	(193.8)	(159.4)	(126.6)

Other income and expenses, net	38.5	0.2	(16.7)	(5.3)

Income before income taxes and minority interest	(141.0)	(13.3)	(170.5)	(56.5)

Income tax	33.5	(53.5)	48.4	(26.8)

Minority interest	26.7	(15.1)	26.1	(3.8)

Net income	(80.9)	(82.0)	(95.9)	(87.2)

Basic income per share	(0.0615)	(0.0624)	(0.0730)	(0.0663)
Diluted income per share	(0.0526)	(0.0561)	(0.0624)	(0.0597)

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	6
Argentina

3. Operations’ Summary

3.1 | Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP[3]
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.9%	1.4%	1.3%	2.0%	2.2%	0.1%	7.9%

First Half Operations
Net Generation 1H11 (GWh)	336	219	875	393	1,625	16	3,463
Market Share	0.6%	0.4%	1.5%	0.7%	2.8%	0.0%	5.9%
Sales 1H11(GWh)	490	372	1,066	641	1,818	31	4,417

Net Generation 1H10 (GWh)	431	301	647	319	1,210	0	2,907
Variation Net Generation 1H11 - 1H10	-22.0%	-27.3%	35.3%	23.1%	34.3%	0.0%	19.1%
Sales 1H10 (GWh)	587	460	1,086	335	1,626	0	4,095

Average Price 1H11 (AR$ / MWh)	188.4	212.5	284.8	201.6	481.5	208.1	336.4
Average Gross Margin 1H11 (AR$ / MWh)	72.1	56.4	75.1	25.0	32.5	9.7	48.0
Average Gross Margin 1H10 (AR$ / MWh)	69.3	73.2	71.7	20.0	25.7	NA	49.0

Second Quarter
Net Generation 2Q11 (GWh)	137	67	416	133	705	5	1,463
Market Share	0.5%	0.2%	1.4%	0.5%	2.4%	0.0%	5.1%
Sales 2Q11(GWh)	208	143	456	150	722	20	1,697

Net Generation 2Q10 (GWh)	175	111	302	112	826	0	1,526
Variation Net Generation 2Q11 - 2Q10	-21.4%	-40.0%	37.6%	19.3%	-14.7%	NA	-4.1%
Sales 2Q10 (GWh)	244	189	449	119	1,006	0	2,007

Average Price 2Q11 (AR$ / MWh)	219.6	272.6	281.8	221.2	618.0	108.9	413.8
Average Gross Margin 2Q11 (AR$ / MWh)	69.8	35.9	81.6	21.2	30.2	-44.4	48.2
Average Gross Margin 2Q10 (AR$ / MWh)	72.5	71.5	97.4	3.1	29.5	NA	52.3

Note: Gross Margin before amortizations and depreciations.
¹ CTG includes results for Powerco. The 2Q11 sales include 12.5 GWh physical equivalents under Note 6,866/09.
² The installed capacity of CTLLL includes 178 MW of the combined cycle that currently are not under commercial operations. We estimate its commissioning during the third quarter of 2011. The 2Q11 sales include 15.5 GWh physical equivalents under Note 6,866/09.
³ The results of Piquirenda power plant (“CTP”) are currently included in our distribution segment, controlled by our subsidiary Emdersa. The 2Q11 sales include 14.3 GWh physical equivalents under Note 6,866/09.

     The generation for the second quarter of 2011 was 4.1% lower than the same period of 2010, mainly due to lower hydraulic inputs to the reservoirs, which negatively affected generation of HINISA and HIDISA (decrease of 82 GWh) and to a scheduled maintenance for CPB carried out in the period (reduction of 121 GWh). These falls in production were partially offset by a higher thermal requirement and availability of gas in CTG and CTLLL units, which increased their generation by 114 GWh and 21 GWh respectively.

     Moreover, during the second quarter of 2011 CTP was commissioned, and as post closing financial statements event, it was granted authorization to use gas plus as fuel and sell electricity under Resolution 220/2007 scheme (for further information, please refer to section 1.4 of this Earnings Release).

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	7
Argentina

3.2 | Distribution Segment

The following table shows a summary of the electricity sales and clients of Pampa’s distribution assets, comprised by Edenor, Emdersa and Eden:

							Variation
Category of Customer	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
First Half Operations		1H11			1H10
Residential	4,747	38%	3,096,422	3,765	40%	2,297,923	26.1%	34.7%
Commercial	1,932	15%	438,457	1,581	17%	326,942	22.2%	34.1%
Industrial	2,470	20%	13,619	1,652	18%	5,717	49.5%	138.2%
Wheeling System	2,421	19%	937	1,916	20%	636	26.4%	47.3%
Others
Public Lighting	435	3%	6,400	328	3%	21	32.7%	NA
Shantytowns and Others	514	4%	504	184	2%	373	179.2%	35.1%
Total	12,519	100%	3,556,339	9,426	100%	2,631,612	32.8%	35.1%

Second Quarter		2T11			2T10
Residential	2,451	37%	3,096,422	1,807	39%	2,297,923	35.6%	34.7%
Commercial	984	15%	438,457	763	17%	326,942	28.9%	34.1%
Industrial	1,316	20%	13,619	809	18%	5,717	62.7%	138.2%
Wheeling System	1,271	19%	937	946	21%	636	34.4%	47.3%
Others
Public Lighting	256	4%	6,400	184	4%	21	39.1%	NA
Shantytowns and Others	269	4%	504	104	2%	373	158.8%	35.1%
Total	6,547	100%	3,556,339	4,613	100%	2,631,612	41.9%	35.1%

     The electricity sold in the second quarter of 2011 increased by 41.9% compared to the same period of 2010, due to a 7.3% quarterly increase in Edenor sales as well as the incorporation of the new subsidiaries Emdersa and Eden, which added in the second quarter of 2011 1,598 GWh in electricity sales. Moreover, during the second quarter of 2011 there was an increase of 35.1% in clients, explained by an increase of 1.8% in Edenor’s client base and the incorporation of 876.990 clients from Emdersa and Eden.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	8
Argentina

4. Central Térmica Loma de la Lata’s Expansion Project

     Pampa Energía is expanding Loma de la Lata’s current electricity generation capacity by 178 MW by means of converting the plant into a combined cycle generator. The project will increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant.

     The project will require an estimated investment of US$230 million and will be sold both under the Energy Plus Program and to CAMMESA by means of the agreement signed with CAMMESA under Resolution SE No. 220/2007.

     Due to some technical problems detected in the steam turbine unit, which composes part of CTLLL’s installed capacity expansion project, the commissioning of the combined cycle has been postponed. The contractor for the project, Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. – Unión Transitoria de Empresas (“UTE”) set forth a timeline, estimating that the commercial operations date could be delayed until the end of the third quarter of 2011, approximately.

     As a consequence, CTLLL began to take the steps necessary to collect both the contractual compensations stipulated therein, as well as the corresponding compensations from the insurance companies. In that sense, on March 31, 2011 CTLLL accepted an offer by the UTE by which the mechanisms to solve the technical problems were established, as well as the procedures to be followed for the start of commercial operation of CTLLL’s generation installed capacity expansion. Additionally, the UTE in its role of contractor granted CTLLL an exceptional discount equivalent to the amounts related to the last milestone payment under the Contracts (Provisional Acceptance), including the adjustments provided under the Construction Contract, for US$18 million.

The following table summarizes the current status of Pampa’s expansion projects:

Project	Location	New Capacity (MW)	Total Investment (US$ MM)	Invested as of June'11 (US$ MM)	Fuel	Estimated Commercial Operations Date

CTG	Salta	100	69	69	Natural Gas(1)	Completed
Loma de la Lata	Neuquén	178	230	207	Combined Cycle, no additional gas required	3Q 2011

Total		278	299	276

(1) Provision guaranteed by natural gas royalty assignment agreements.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	9
Argentina

5. Analysis of the 2011 Second Quarter Results Compared to the Same Period of 2010

Consolidated net sales of AR$1,689.0 million for the second quarter of 2011, 36.9% higher than the AR$1,233.5 million for the same period of 2010, mainly due to an increase in net sales of 6.1% (AR$39.8 million) in the generation segment, of 15.5% (AR$10.0 million) in the transmission segment, of 76.2% (AR$394.3 million) in the distribution segment, and of AR$10.7 million in the holding and others segment.

Adjusted Consolidated EBITDA of AR$223.4 million, 14.9% lower than the AR$262.4 million for the same period of 2010, mainly due to a reduction of 43.9% (AR$33.7 million) in generation and of 6.5% (AR$10.9 million) in distribution, partially offset by a 5.1% (AR$1.3 million) increase in transmission and minor losses of AR$4.4 million in holding and others.

Consolidated Net Loss of AR$95.9 million in the second quarter of 2011, compared to a consolidated net loss of AR$87.2 million for the same period of 2010

In AR$mm	2Q11			2Q10			Variation

Segment	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA

Generation	693.7	(22.9)	43.0	653.8	20.5	76.7	6.1%	NA	-43.9%
Transmission	74.2	(5.8)	26.5	64.2	(2.3)	25.2	15.5%	156.0%	5.1%
Distribution	911.8	(48.4)	155.7	517.4	(14.8)	166.6	76.2%	226.4%	-6.5%
Holding & Others	10.8	(18.8)	(1.7)	0.2	(90.6)	(6.1)	NA	-79.2%	-72.0%
Deletions	(1.4)	-	(0.1)	(2.1)	-	(0.0)	-30.7%	NA	NA

Total	1,689.0	(95.9)	223.4	1,233.5	(87.2)	262.4	37%	10%	-15%

Adjusted Consolidated EBITDA Calculation by Segment

In AR$mm	2Q11				2Q10				Variation

Segment	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Adjusted EBITDA

Generation	20.6	22.5	-	43.0	55.1	21.7	-	76.7	-43.9%
Transmission	3.7	15.2	7.7	26.5	4.1	15.3	5.8	25.2	5.1%
Distribution	(12.2)	73.2	94.8	155.7	24.7	50.9	90.9	166.6	-6.5%
Holding & Others	(4.8)	3.0	-	(1.7)	(8.5)	2.4	-	(6.1)	-72.0%
Deletions	(0.1)	-	-	(0.1)	(0.0)	-	-	(0.0)	NA
Eliminaciones
Total	7.1	113.9	102.5	223.4	75.4	90.3	96.8	262.4	-14.9%

 The Adjusted Consolidated EBITDA includes the penalty system (“PUREE”) collections by Edenor (AR$94.8 million in the second quarter 2011) and adjustments for collections from CAMMESA, corresponding to the Instrumental Agreement (known as Acuerdo Instrumental) signed between Transener and Transba with the Secretary of Energy and National Electricity Regulator (AR$7.7 million in the second quarter of 2011).

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	10
Argentina

5.1 | Generation Segment Analysis

Generation Segment, Consolidated (AR$mm)	2Q11	2Q10	Variation
Sales revenue	693.7	653.8	6.1%
Cost of sales	(626.6)	(564.0)	11.1%

Gross profit	67.0	89.9	-25.4%

Selling expenses	(7.0)	(6.6)	5.7%
Administrative expenses	(35.6)	(24.4)	46.2%
Goodwill amortization	(3.8)	(3.8)	0.0%

Operating income	20.6	55.1	-62.7%

Financial and holding results:
Generated by assets	19.6	9.6	105.2%
Generated by liabilities	(60.9)	(15.9)	283.4%
Other income and expenses, net	(0.9)	1.0	NA

(Loss) Gain before income tax and minority interest	(21.6)	49.8	NA

Income tax	6.4	(19.0)	NA
Minority interest	(7.7)	(10.2)	-24.9%

Net income (Loss) for the period	(22.9)	20.5	NA

Adjusted EBITDA	43.0	76.7	-43.9%

  During the second quarter of 2011, we registered a 62.7% fall (AR$34.5 million) in the operating result, mainly due to: (i) a lesser generation in our hydroelectric units (-28.6%) caused by a lower hydraulic input and a lesser generation in CPB (-17.4%), caused by a programmed maintenance; (ii) fall in CTG exports, from 39.4 GWh in the second quarter of 2010 down to 0.8 GWh in the same period of 2011; and (iii) increase in labor costs and third parties remunerations.

  The losses by net financial results increased mainly due to the accrual of interests corresponding to the Bonds issued to finance Loma de la Lata’s expansion project (AR$23.9 million), which financial costs were capitalized in the same period of 2010. Said capitalization of interests has no longer being carried out since February 2011.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	11
Argentina

5.2 | Transmission Segment Analysis

Transmission Segment, Consolidated (AR$mm)	2Q11	2Q10	Variation
Sales revenue	74.2	64.2	15.5%
Cost of sales	(58.3)	(49.8)	17.2%

Gross profit	15.9	14.4	9.7%

Selling expenses	-	-	0.0%
Administrative expenses	(12.4)	(10.5)	17.7%
Goodwill amortization	0.2	0.2	0.0%

Operating income	3.7	4.1	-11.1%

Financial and holding results:
Generated by assets	0.0	2.8	NA
Generated by liabilities	(12.4)	(14.0)	-11.0%
Other income and expenses, net	(8.6)	1.2	NA

(Loss) Gain before income tax and minority interest	(17.3)	(5.9)	192.8%

Income tax	4.7	0.3	NA
Minority interest	6.8	3.4	101.2%

Net income (Loss) for the period	(5.8)	(2.3)	156.0%

Adjusted EBITDA	26.5	25.2	5.1%

Transener's Consolidation Summary (AR$mm)	2Q11	2Q10
Net Income (Loss) Transener	(26.8)	(13.5)
- 73.6% Minority Interests	19.7	9.9
- Other consolidation adjustments[2]	1.2	1.3

Net Income (Loss) Transmission Segment	(5.8)	(2.3)

  During the second quarter of 2011, net sales increased 15.5%, mainly due to a 24.3% rise in non- regulated net sales of Transener’s supervision and works services, a 23.3% rise in Fourth-Line revenues (recognition of the canon’s increase, retroactive to July 2010), and a 8.0% rise in regulated sales.

  Other net expenses during the second quarter of 2011 include AR$8.6 million corresponding to a provision for a loan granted by Transener to Transener Internacional, which is estimated not to be recoverable.

  The Adjusted EBITDA for our transmission segment include amounts received during the second quarter of 2011 for a credit granted by CAMMESA, within the Instrumental Agreement framework, signed between Transener, Transba, the Secretary of Energy (“SE”) and the Argentine Electricity Regulator (“ENRE”). Since January 17, 2011, the amounts received from the loan were not accrued as cost variation recognition, because transfer assignments were still not carried out.

2 Includes adjustments to deferred tax liabilities generated by fixed assets and goodwill amortization.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	12
Argentina

5.3 | Distribution Segment Analysis

Distribution Segment, Consolidated (AR$mm)	2Q11	2Q10	Variation
Sales revenue	911.8	517.4	76.2%
Cost of sales	(734.4)	(405.6)	81.1%

Gross profit	177.4	111.9	58.6%

Selling expenses	(109.4)	(43.9)	148.9%
Administrative expenses	(84.0)	(41.8)	100.8%
Goodwill amortization	3.8	(1.4)	NA

Operating income	(12.2)	24.7	-149.6%

Financial and holding results:
Generated by assets	(10.7)	1.2	NA
Generated by liabilities	(84.5)	(40.9)	106.4%
Other income and expenses, net	(6.6)	(4.8)	37.5%

(Loss) Gain before income tax and minority interest	(114.1)	(19.8)	NA

Income tax	38.6	2.0	NA
Minority interest	27.0	3.0	787.1%

Net income (Loss) for the period	(48.4)	(14.8)	226.4%

Adjusted EBITDA	155.7	166.6	-6.5%

Edenor's Consolidation Summary (AR$mm)	2Q11	2Q10
Ganancia (Pérdida) de Edenor	(66.2)	(6.3)
- 48,5% Participación Terceros	29.6	3.0
- Pérdida Sociedad Controlante - EASA[2]	(13.1)	(12.3)
- Otros ajustes de consolidación[3]	1.3	0.7

Ganancia (Pérdida) Segmento Distribución	(48.4)	(14.8)

  During the second quarter of 2011, net sales increased by 76.2%, mainly due to the net sales incorporation for the entire period of Emdersa and Eden, acquired by Edenor on March 2011 (AR$362.9 million).

  The cost of sales, administration expenditures and selling expenditures rose by AR$436.4 million, mainly explained by the incorporation of the new subsidiaries in the period (AR$298.4 million), as well as a rise in labor costs and a re-categorization of certain contractors from Edenor.

  The increase of the net financial losses are mainly due to the acquisition of the new subsidiaries (AR$25.3 million) and larger losses for exchange rate differences in Edenor (AR$18.1 million).

  The Adjusted EBITDA for our distribution segment includes collections carried out by Edenor to its users in concept of the penalty system (“PUREE”), by AR$94.8 million.

2 Does not include results from its participation in controlled company, Edenor.
3 Includes depreciation for the higher value of fixed assets and of intangible assets recognized at the time of the acquisition, differences for deferred tax liabilities and goodwill amortization.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	13
Argentina

5.4 | Holding and Others Segment Analysis

Holding and Others Segment, Consolidated (AR$mm)	2Q11	2Q10	Variation
Sales revenue	10.8	0.2	NA
Cost of sales	(4.4)	(0.1)	NA

Gross profit	6.5	0.0	NA

Selling expenses	(0.3)	(0.0)	NA
Administrative expenses	(11.0)	(8.5)	29.2%
Goodwill amortization	-	-	NA

Operating income	(4.8)	(8.5)	-44.0%

Financial and holding results:
Generated by assets	1.3	(77.7)	NA
Generated by liabilities	(12.0)	8.3	NA
Impairment of investments	(1.5)	-	NA
Other income and expenses, net	(0.6)	(2.7)	-78.7%

(Loss) Gain before income tax and minority interest	(17.5)	(80.6)	-78.3%

Income tax	(1.3)	(10.1)	-86.7%
Minority interest	-	-	NA

Net income (Loss) for the period	(18.8)	(90.6)	-79.2%

Adjusted EBITDA	(1.7)	(6.1)	-72.0%

  During the second quarter of 2011, net sales increase mainly correspond to gas and oil sales related to our subsidiary Petrolera Pampa (AR$10.6 million)

  The net financial results registered a lesser loss during this quarter by AR$58.7 million compared to the same period of 2010, mainly explained by an impairment of AR$ 77.9 million included in our second quarter of 2010, related to San Antonio Global Ltd. shares which our subsidiary Pampa Inversiones held in its portfolio at that time.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	14
Argentina

5.5 | Semester’s Analysis by Subsidiary (AR$mm)

	1st Half 2011					1st Half 2010

Subsidiary	% Pampa's Ownership	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa's Ownership	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]

Generation Segment
Diamante	56.0%	16.4	16.4	(17.5)	12.8	56.0%	30.0	30.0	(17.5)	17.8
Los Nihuiles	47.0%	30.1	30.1	(29.9)	24.4	47.0%	36.2	36.2	(16.0)	24.6
CPB	100.0%	30.7	30.7	318.2	6.5	100.0%	22.1	22.1	209.4	0.3
CTG	92.3%	60.5	60.5	222.3	18.5	92.3%	62.5	62.5	186.3	30.6
CTLLL[1]	100.0%	(0.1)	(0.1)	974.5	(43.9)	100.0%	(4.6)	(4.6)	940.1	(17.2)
Other Companies & Deletions[4]		3.5	3.5	(141.0)	(26.5)		0.7	0.7	(301.9)	(24.8)
Total Generation		141.1	141.1	1,326.5	(8.1)		146.8	146.8	1,000.4	31.3

Transmission Segment
Transener	26.3%	77.7	99.2	510.4	(26.8)	26.3%	78.5	112.4	549.9	(29.4)
Consolidation adjustment 50%		(38.9)	(49.6)	(255.2)	13.4		(39.2)	(56.2)	(274.9)	14.7
Adjustments & Deletions[4]		10.7	10.7	(40.9)	8.8		1.4	1.4	(63.6)	9.6
Total Transmission		49.6	60.3	214.3	(4.5)		40.6	57.6	211.3	(5.1)

Distribution Segment
Edenor[1]	55.4%	59.5	220.2	1,243.9	(125.2)	56.5%	181.3	317.1	509.8	(1.3)
Emdersa[3]	43.4%	61.5	61.5	316.4	13.1	0.0%	-	-	-	-
Eden[3]	49.8%	53.1	53.1	29.3	21.7	0.0%	-	-	-	-
EASA[1]	100.0%	9.1	9.1	408.4	(28.0)	100.0%	3.9	3.9	362.9	(26.4)
Adjustments & Deletions[4]		(6.1)	(6.1)	(648.3)	38.6		(4.7)	(4.7)	(311.5)	(0.2)
Total Distribution		177.2	337.9	1,349.7	(79.9)		180.5	316.3	561.2	(27.9)

Holding & Others Segment
Petrolera Pampa	100.0%	2.2	2.2	47.9	(0.2)	100.0%	(0.8)	(0.8)	(0.1)	(0.5)
Other Companies & Deletions[4]		(10.6)	(10.6)	287.7	11.9		(10.5)	(10.5)	(29.1)	(79.8)
Total Holding & Others		(8.3)	(8.3)	335.6	11.7		(11.3)	(11.3)	(29.1)	(80.3)

Deletions		(0.2)	(0.2)	-	0.0		(0.0)	(0.0)	-	-
Total Consolidated Amounts		359.5	530.8	3,226.2	(80.9)		356.7	509.4	1,743.7	(82.0)

Total Adjusted by Ownership		220.4	315.0	2,513.5	(80.9)		223.4	309.0	1,434.8	(82.0)

1 Non - consolidated amounts.
2 Net debt includes holding companies.
3 The results for Emdersa and Eden only are included from March of 2011, month in which they were acquired by Edenor.
4 The deletions in net debt correspond to inter-companies and debt repurchases. The deletions in net income mainly correspond to minority interests.
5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	15
Argentina

5.6 | Quarterly Analysis by Subsidiary (AR$mm)

	2nd Quarter 2011					2nd Quarter 2010

Subsidiary	% Pampa's Ownership	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa's Ownership	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]

Generation Segment
Diamante	56.0%	2.5	2.5	(17.5)	3.0	56.0%	11.6	11.6	(17.5)	6.3
Los Nihuiles	47.0%	11.6	11.6	(29.9)	11.1	47.0%	15.4	15.4	(16.0)	11.4
CPB	100.0%	6.7	6.7	318.2	(2.3)	100.0%	18.9	18.9	209.4	(0.0)
CTG	92.3%	27.2	27.2	222.3	5.8	92.3%	35.1	35.1	186.3	15.7
CTLLL[1]	100.0%	(5.9)	(5.9)	974.5	(29.1)	100.0%	(5.5)	(5.5)	940.1	(6.3)
Other Companies & Deletions[4]		1.0	1.0	(141.0)	(11.4)		1.3	1.3	(301.9)	(6.6)
Total Generation		43.0	43.0	1,326.5	(22.9)		76.7	76.7	1,000.4	20.5

Transmission Segment
Transener	26.3%	18.0	33.3	510.4	(26.8)	26.3%	36.9	48.6	549.9	(13.5)
Consolidation adjustment 50%		(9.0)	(16.7)	(255.2)	13.4		(18.5)	(24.3)	(274.9)	6.7
Adjustments & Deletions[4]		9.9	9.9	(40.9)	7.6		0.9	0.9	(63.6)	4.5
Total Transmission		18.8	26.5	214.3	(5.8)		19.4	25.2	211.3	(2.3)

Distribution Segment
Edenor[1]	55.4%	(26.7)	68.1	1,243.9	(94.2)	56.5%	76.1	167.0	509.8	(6.3)
Emdersa	43.4%	45.7	45.7	316.4	10.9	0.0%	-	-	-	-
Eden	49.8%	39.4	39.4	29.3	20.6	0.0%	-	-	-	-
EASA[1]	100.0%	5.9	5.9	408.4	(13.1)	100.0%	1.9	1.9	362.9	(12.3)
Adjustments & Deletions[4]		(3.4)	(3.4)	(648.3)	27.4		(2.4)	(2.4)	(311.5)	3.7
Total Distribution		60.9	155.7	1,349.7	(48.4)		75.6	166.6	561.2	(14.8)

Holding & Others Segment
Petrolera Pampa	100.0%	3.8	3.8	47.9	2.0	100.0%	(0.8)	(0.8)	(0.1)	(0.5)
Other Companies & Deletions[4]		(5.5)	(5.5)	287.7	(20.8)		(5.4)	(5.4)	(29.1)	(90.1)
Total Holding & Others		(1.7)	(1.7)	335.6	(18.8)		(6.1)	(6.1)	(29.1)	(90.6)

Deletions		(0.1)	(0.1)	-	0.0		(0.0)	(0.0)	-	-
Total Consolidated Amounts		121.0	223.4	3,226.2	(95.9)		165.6	262.4	1,743.7	(87.2)

Total Adjusted by Ownership		68.2	124.7	2,513.5	(95.9)		108.3	162.8	1,434.8	(87.2)

1 Non - consolidated amounts.
2 Net debt includes holding companies.
3 The results for Emdersa and Eden only are included from March of 2011, month in which they were acquired by Edenor.
4 The deletions in net debt correspond to inter-companies and debt repurchases. The deletions in net income mainly correspond to minority interests.
5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	16
Argentina

7. Information about the Conference Call

     There will be a conference call to discuss Pampa’s second quarter 2011 results on Friday, August 12, 2011 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of the Company, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

     Besides the access to the audio file in the website, a replay of the Conference Call through telephone is available, dialing +1 (877) 344-7529 in the United States or +1 (412) 317-0088 from any other country. The conference’s identification code is 10001990. This material will be available one hour after the finalization of the Conference Call and until August 22, 2011.

You may find additional information on the Company at:

www.pampaenergia.com/ir
www.cnv.org.ar

Ortiz de Ocampo 3302	Tel +54-11-4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	17
Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.